 Exhibit 99.1

Ellomay Capital Announces the Acquisition of 15% of Dorad Energy’s Shares by Ellomay Luzon Energy, Increasing Ellomay Luzon Energy’s Holdings in Dorad to 33.75%

Tel-Aviv, Israel, Jul. 22, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, the USA and Israel, announced that on July 22, 2025, Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”), an Israeli private company 50% held indirectly by the Company, completed the acquisition of 15% of the outstanding shares of Dorad Energy Ltd. (“Dorad”). As a result of the acquisition, Ellomay Luzon Energy holds 33.75% of Dorad’s outstanding shares.

Ellomay Luzon Energy acquired 15% of Dorad’s outstanding shares by exercising the right of first refusal granted to Ellomay Luzon Energy and other Dorad shareholders in connection with a sale of the shares by Zorlu Enerji Elektrik Üretim A.S (“Zorlu”), a former Dorad shareholder. In connection with the right of first refusal process, Ellomay Luzon Energy and Edelcom Ltd. (“Edelcom”), each executed an agreement to purchase 7.5% of Dorad’s shares. As not all the conditions to closing of the sale of 7.5% of Dorad’s shares to Edelcom were fulfilled, Edelcom’s agreement was terminated and Ellomay Luzon Energy, who did succeed in fulfilling all of the conditions to closing, acquired 15% of Dorad’s shares.

The consideration for the shares was approximately NIS 424 million (approximately €108 million), and was funded by bank financing (the “Loan Agreement”) provided to Ellomay Luzon Energy consisting of three tranches as follows: (i) a loan in the amount of NIS 175 million (approximately €45 million), bearing annual interest in the range of +0.5% to -0.5% of the Israeli Prime Rate (the “First Loan”), (ii) a loan in the amount of NIS 175 million (approximately €45 million), bearing fixed annual interest rate between 5% and 6% (the “Second Loan”), and (iii) a loan in the amount of NIS 70 million (approximately €18 million), bearing annual interest rate in the range of +0.5% to -0.5% of the Israeli Prime Rate (the “Third Loan”).

The First Loan is repayable in four semi-annual payments commencing December 31, 2031 and ending on June 30, 2033, and the interest on the First Loan is payable in semi-annual payments commencing December 31, 2025 and ending on the final repayment of the First Loan. The Second Loan is repayable in sixteen semi-annual payments commencing December 31, 2025 and ending on June 30, 2033, and the interest on the Second Loan is payable in semi-annual payment commencing December 31, 2025 and ending on the final repayment of the Second Loan. The Third Loan is repayable in one payment on December 31, 2025, unless the conditions set forth in the Loan Agreement will not be met, which will enable Ellomay Luzon Energy to ask for an extension until December 31, 2026. The interest on the Third Loan is payable on December 31, 2025 and, to the extent an extension is requested, in semi-annual payments thereafter until the final repayment of the Third Loan.

In connection with the Loan Agreement, Ellomay Luzon Energy granted the lender a first ranking fixed pledge on its rights in connection with an account with the lender (the “Pledged Account”), in which all amounts due to Ellomay Luzon Energy from Dorad will be deposited. The Loan Agreement provides that when any dividend is received from Dorad: (i) Ellomay Luzon Energy will leave in the Pledged Account the amount required for the next payment to the lender, (ii) to the extent the amount received during a calendar year exceeds NIS 65 million, then Ellomay Luzon Energy will make an early repayment of the First Loan and thereafter the Third Loan in the amount of 50% of the difference between the amount of receipts in the calendar year and NIS 65 million by no later than June 30 of the following year (pro rata over all future payments), and (iii) with respect to any amount in excess of the amounts required as stated in paragraphs (i) and (ii) – Ellomay Luzon Energy is entitled to use the funds deposited in the Pledged Account for any need, subject to the provisions of the law and the agreements with the lender. The Loan Agreement provides that the First and Third Loans may be prepaid without an early repayment fee and the Second Loan may be prepaid subject to payment of fees as generally acceptable in the lender.

The Loan Agreement includes customary immediate repayment provisions, including in the event of a breach of an undertaking by Ellomay Luzon Energy, a deterioration in Ellomay Luzon Energy’s financial situation and the initiation of legal proceedings in connection with the Dorad shares held by Ellomay Luzon Energy. The Loan Agreement includes additional undertakings by Ellomay Luzon Energy, including not to amend the Ellomay Luzon Energy shareholders’ agreement without the lender’s prior written consent and the execution of an undertaking not to operate outside its current field of operations; not to assume financial obligations and not to provide financing to a third party; not to sell and/or transfer and/or deliver and/or lease and/or rent any Asset and/or any right of its rights, as well as a negative pledge on any Asset (as this term is defined below) and/or part of the its Assets, without the lender’s prior written consent, other than a pledge on its shares of Dorad in favor of the lenders of Dorad. The undertaking defines an “Asset” as any asset and right of Ellomay Luzon Energy, including the shares of Dorad held by it and other rights of any kind, including its unissued share capital and goodwill.

On July 20, 2025, Edelcom filed a request with the Tel Aviv-Jaffa District Court (the “Court”) for injunctions and temporary injunctions, ex parte, aimed at preventing the receipt of approval from the Dorad board of directors and Dorad’s shareholders for the sale of 7.5% of Dorad’s shares to any third party other than Edelcom and preventing such a sale. The Court, in its decision date July 20, 2025, rejected the request for ex parte relief and directed Edelcom to update the Court on the decisions of Dorad’s board of directors and shareholders by July 22, 2025, and, to the extent that the request for interim relief is still relevant, to file a main proceeding by July 27, 2025, further noting that the respondents (among them, inter alia: Dorad, Ellomay Luzon Energy and Zorlu), will prepare to respond to the request for interim relief by July 30, 2025. The Court’s decision further noted that if future actions will be approved by Dorad based on a transfer of shares if it occurs (and this, as stated, without the Court preventing it), whereby the increased power of the respondents as shareholders is used for the purpose of changes in Dorad’s board of directors, or the transfer of the shares to third parties, as Edelcom noted that it fears, and to the extent that the respondents will try to take such actions or other irrevocable action, Edelcom will be notified seven days in advance, in a manner that will allow it time to act and the Court to give appropriate instructions. A hearing is scheduled for August 6, 2025.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

•	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;
•	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;
•	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;
•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;
•	51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;
•	Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and
•	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including potential outcome of current and future litigation in connection with Dorad’s shares held by Ellomay Luzon Energy, changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com